[Trimble Navigation Limited Letterhead]

February 28, 2007

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trimble Navigation Limited Withdrawal of Amendment Withdrawal Request (accession no. 0000864749-07-000039) relating to Registration Statement on Form S-3 (File No. 333-103676)

Ladies and Gentlemen:

Trimble Navigation Limited (the “Company”) hereby requests withdrawal of the above identified amendment withdrawal request. The amendment withdrawal request filed on February 26, 2007 restated the entire pre-effective amendment filing rather than submitting it in letter format. The Company is concurrently filing an amendment withdrawal request in letter format to withdraw the pre-effective amendment (accession no. 0000864749-07-000027).

If you have any questions or comments or require further information, please do not hesitate to call the undersigned at (408) 481-7801 or Thomas Ivey of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-4522.

Sincerely,

/s/ Irwin Kwatek

Irwin Kwatek

Vice President and General Counsel